

August 5, 2013

Via E-mail
Michael Potter
Chief Financial Officer
Canadian Solar, Inc.
545 Speedvale Avenue West
Guelph, Ontario, Canada N1K 1E6

>   **Re: Canadian Solar, Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2012**
>   **Filed April 26, 2013**
>   **File No. 001-33107**

Dear Mr. Potter:

We have reviewed your response letter dated August 2, 2013 and related filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 18. Financial Statements, page F-1

Note 2. Summary of Principal Accounting Policies, page F-10

(x) Warranty Cost, page F-20

1. We refer to your response to prior comment 5. With respect to the insurance receivable recorded for future warranty claims, please provide us an analysis that explains the basis in the FASB Codification for your accounting determination. Clarify why it is

appropriate in GAAP to record an insurance receivable concurrently with your warranty provision.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief